Exhibit 99.1

FIRST QUARTER 2012 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2012 RESULTS

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2012 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our Q1 2012 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, March 1, 2012 - Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,855 million for the first quarter ended January 31, 2012. Net income from continuing operations(1) was $1,876 million, up $267 million or 17% from last quarter. These strong results were driven by record earnings in Canadian Banking reflecting solid business growth, higher earnings in Capital Markets and continued strength in Insurance and Wealth Management.

“RBC had an outstanding start to the year, earning over $1.8 billion in the first quarter of 2012. These results demonstrate the strength of our disciplined growth strategy and diversified business model which drive the earnings power of this organization. This morning, we announced a $.03 or 6% increase in our quarterly dividend,” said Gord Nixon, RBC President and CEO. “Looking ahead through 2012, we believe that we are very well positioned to continue extending our lead in Canada and building client relationships in select U.S. and international markets, while maintaining our strong capital position and strict risk and cost discipline.”

Net income from continuing operations was down $120 million or 6% from last year. Excluding last year’s gain related to MBIA Inc. (MBIA) of $102 million ($49 million after-tax and compensation adjustments), net income was down $71 million or 4%(2) as business growth in Canadian Banking and Insurance, and stable credit quality were more than offset by lower earnings in Capital Markets.

  Continuing operations: Q1 2012 compared to

  Q4 2011

•	Net income of $1,876 million (up 17% from $1,609 million)
•	Diluted earnings per share (EPS) of $1.23 (up $.18 from $1.05)
•	Return on common equity (ROE) of 20.0% (up from 17.5%)
•	Tier 1 capital ratio of 12.2%
•	Announced a $.03, or 6%, increase to our quarterly dividend

  Continuing operations: Q1 2012 compared to

  Q1 2011

•	Net income of $1,876 million (down 6% from $1,996 million)
•	Diluted EPS of $1.23 (down $.08 from $1.31)
•	ROE of 20.0% (down from 24.4%)

Canadian Banking net income was a record $994 million, up $46 million or 5% from the prior quarter, reflecting solid growth in home equity products, personal and business deposits and business loans. Consistent with the prior quarter, our net interest margin remained stable. Compared to last year, net income was up $61 million or 7%, reflecting strong volume growth across most businesses and improved credit quality partially offset by spread compression and higher costs in support of business growth.

“Record earnings in Canadian Banking continued to reflect our unrivalled size, scale and distribution network which drove solid volume growth of 9% this quarter. We continue to invest in innovative solutions to improve the client experience and drive efficiencies,” Nixon said.

Wealth Management net income was $188 million, up $9 million, which was relatively flat from the prior quarter given the continued market and investor uncertainty in the early part of the quarter. Compared to the prior year, net income decreased $25 million or 12% largely driven by lower transaction volumes and higher costs in support of business growth.

“Wealth Management continues to be impacted by low interest rates and challenging markets although we saw improving investor confidence towards the end of the quarter. We continue to strategically invest to grow our brand, expand our geographic client base and enhance our product offering,” Nixon said.

Insurance net income was $190 million, down $10 million or 5% from the prior quarter, mainly due to higher claims costs and a lower earnings impact from a new U.K. annuity reinsurance contract. Compared to last year, net income was up $54 million or 40%, mainly due to net investment gains as compared to net losses last year, business growth including the new annuity contract noted above and lower claims costs.

[1]

Results from continuing operations do not include results related to our U.S. regional retail banking operations and Liberty Life Insurance Company (sold in Q2 2011) as both are classified as discontinued operations. Consolidated results combine continuing operations and discontinued operations. Refer to our Q1 2012 Report to Shareholders for additional information about our discontinued operations including Q1 2012 results.

[2]

This measure is non-GAAP which does not have a standardized meaning under GAAP and may not be comparable with similar information disclosed by other financial institutions. We believe this measure provides readers with a better understanding of our performance and should enhance the comparability of our comparative quarters.

“Insurance had another strong quarter driven by our business and product mix. We continue to expand our life and home and auto product offering in Canada and invest in select markets globally to grow our reinsurance business,” Nixon said.

International Banking net income was $24 million, up $14 million from the prior quarter, primarily due to lower provision for credit losses (PCL) in Caribbean banking partially offset by lower average client assets at RBC Dexia due to capital depreciation. Compared to last year, net income was down $44 million, driven by continued spread compression in Caribbean banking and higher staffing levels.

“While Caribbean banking continues to be impacted by challenging economic conditions, we are making progress towards a common operating model which will drive further efficiencies. At RBC Dexia, we continue to expand and develop our product and service capabilities and position the business for long-term growth,” Nixon said.

Capital Markets net income was $448 million, up $294 million from the prior quarter, driven by significantly higher fixed income trading results in the U.S. and Europe and solid growth in our origination and loan syndication businesses. Our fixed income trading business benefited from improved spreads and client volumes particularly in the latter part of the quarter. The prior quarter’s trading results also included a loss of $77 million (after-tax and compensation adjustments) related to changes in credit spreads on the underlying assets in one of our recently consolidated Special Purpose Entities. We have exited all of the third party transactions related to this entity in the quarter.

Compared to the prior year, net income decreased $189 million or 30%, largely due to lower trading results and lower origination activity compared to record earnings in the prior year. Trading results in the prior year also included a gain related to MBIA of $102 million ($49 million after-tax and compensation adjustments).

“We continue to see the benefits of the diversity of our wholesale business. Signs of economic improvement and a more stable market environment drove increased client activity this quarter,” Nixon said. “Corporate and investment banking performed well as we continue to expand our loan book, deepen client relationships and strengthen our pipeline.”

Capital – As at January 31, 2012, our Tier 1 capital ratio was 12.2% and our Total capital ratio was 14.5%. Our Tier 1 capital ratio was down 100 bps from last year, largely driven by the change in the regulatory capital treatment of investments in insurance entities and the impact of Basel 2.5.

Credit Quality – Total PCL of $267 million decreased $9 million or 3% compared to last quarter, primarily reflecting lower PCL in our Caribbean wholesale and retail portfolios. PCL was relatively flat from the prior year as lower PCL in our credit card portfolio and lower write-offs in our business lending portfolio in Canadian Banking was offset by higher PCL in Capital Markets, reflecting a single account in our corporate portfolio.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, our future business growth and efficiencies, our vision and strategic goals and our President and Chief Executive Officer’s statements in this earnings release. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our future business growth and efficiencies, our vision and strategic goals and financial performance objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management sections of our 2011 Annual Report to Shareholders and our Q1 2012 Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis and the lowering of the U.S. long-term sovereign credit rating by Standard & Poor’s; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; changes to and new interpretations of risk-based capital and liquidity guidelines; the impact of changes in laws and regulations, including relating to the payments system in Canada, consumer protection measures and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder; the effects of competition in the markets in which we operate; our ability to attract and retain employees; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2011 Annual Report to Shareholders and the Risk Management section of our Q1 2012 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q1 2012 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our conference call is scheduled for Thursday, March 1, 2012 at 7:30 a.m. Eastern Standard Time (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910, passcode 7824427#). Please call between 7:20 a.m. and 7:25 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 pm (EST) on March 1 until May 23, 2012 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 6726505#).

Media Relations Contact

Tanis Robinson, Director, Financial Communications, tanis.robinson@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto)

Rina Cortese, Media Relations, rina.cortese@rbc.com, 416-974-5506 or 1-888-880-2173 (toll-free outside Toronto)

Kathy Bevan, Media Relations, kathy.bevan@rbc.com, 416-974-8810 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 74,000 full- and part-time employees who serve close to 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 51 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.